EXHIBIT 20.1


                                                                  NEWS RELEASE
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FOR IMMEDIATE RELEASE
March 2, 1998

                      STAGE II APPAREL SIGNS AGREEMENTS FOR
                     SHAREHOLDER AND MANAGEMENT REALIGNMENT

      New York, New York -- STAGE II APPAREL CORP. (AMEX: SA) announced agreements for sale of a controlling interest by three of its principal shareholders to Richard Siskind, who will join the Company as CEO upon completion of the sale and related transactions. The agreements replace a purchase agreement announced in December 1997 for the Company's acquisition of Shorebreak Group, Inc. from Mr. Siskind.

      The transactions contemplated by the modified arrangements include (i) the sale to Mr. Siskind of 1,900,000 million shares of the Company's common stock ("SA Common") held by Jack Clark, Robert Plotkin and Steven R. Clark, officers and directors of the Company, in consideration for their release from guarantees of the Company's indebtedness to its factor and their receipt of options to reacquire a total of 1,500,000 shares of SA Common from Mr. Siskind at exercise prices ranging from $.50 to $1.50 per share (the "Principal Shareholder Options"), (ii) the Company's issuance to Mr. Siskind of options to purchase up to 1,500,000 shares of SA Common on the same terms as the Principal Shareholder Options, exercisable only to the extent the Principal Shareholder Options are exercised, (iii) the arrangement of a new credit facility for the Company by Mr. Siskind, (iv) the reconstitution of the Company's board of directors with designees of Mr. Siskind and (v) the addition of a new management team headed by Mr. Siskind. Mr. Siskind will also receive options to purchase up to 900,000 shares of SA Common at an exercise price of $.75 per share.

      Jack Clark, Chairman of Stage II, said "We explored a number of alternatives to address the company's growth potential, capital availability and management needs. We have great confidence in Richard Siskind's talented management team and believe this is the best available transaction for the Company and its shareholders."

      Mr. Siskind is the principal shareholder and CEO of several companies engaged in various segments of the apparel industry, in which he has over 30 years' experience. The Company's board believes Mr. Siskind's experience, industry contacts and successful track record will enable the Company to complete the turnaround started by its current management. Mr. Siskind commented that "I am committed to this goal and believe my major equity position and management role in Stage II will provide excellent opportunities for growth."

      Completion of the transactions is subject to various closing conditions. Prior to closing, the Company expects to provide its shareholders with an information statement relating to the board reconstitution.

      The Company is engaged in the design and distribution of an extensive range of men's and boy's casual apparel and activewear. The Company markets its apparel to mass merchandisers, department stores, sporting goods chains and specialty stores under nationally recognized brand names as well as proprietary and private labels, including Dunlop, Timber Run, Main Event and Pro Tour.

                                    -END -


Company  Michael Hanrahan
Contact: Chief Financial Officer
         (212) 564-5865


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